UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34094

Vantage Drilling Company

(Exact name of registrant as specified in its charter)

c/o KPMG, P.O. Box 493

Century Yard, Cricket Square

Grand Cayman KY1-1106

Cayman Islands

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share

Guarantee of 7.5% Senior Secured First Lien Notes due 2019 of Offshore Group Investment Limited

Guarantee of 7.125% Senior Secured First Lien Notes due 2023 of Offshore Group Investment Limited

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Ordinary Shares – 16; 7.5% Senior Notes – 170; 7.125% Senior Notes - 87

Pursuant to the requirements of the Securities Exchange Act of 1934, Vantage Drilling Company (in official liquidation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2016	Vantage Drilling Company
(in official liquidation)

	By:	/s/ Kris Beighton
	Name:	Kris Beighton
	Title:	Joint Official Liquidator and Authorized Signatory